

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 7, 2008

Mr. Guy Elliott
Financial Director
Rio Tinto plc and Rio Tinto Limited
5 Aldermanbury Square
London, EC2V 7HR, United Kingdom

> **Re:** **Rio Tinto plc and Rio Tinto Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Response Letter Dated September 16, 2008**
> **File Nos. 1-10533 and 0-20122**

Dear Mr. Elliott:

      We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2007

Risk Factors, page 5

1.   We note your response to our prior comment 1 with respect to your risk factor regarding your defined benefit plans. With respect to disclosure regarding whether your expected investment returns have been historically achieved, we do not agree that it is sufficient to solely provide a cross-reference to disclosure in the notes to your financial statements. In future filings, please provide such disclosure in plain terms in your risk factors section.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

      Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director